PACIFIC SELECT DISTRIBUTORS, LLC
(SEC I.D. No. 8-15264)

Exemption Report for the Year Ended
December 31, 2023 and
Review Report of Independent
Registered Public Accounting Firm

OATH OR AFFIRMATION

I, ____Trevor Smith_____, swear (or affirm) that, to the best of my knowledge
and belief the accompanying exemption report pertaining to the firm of _Pacific Select Distributors, LLC,_
as of _____December 31, 2023_____, are true and correct. I further swear (or affirm) that neither the
company nor any partner, officer, director, or equivalent person, has any proprietary interest in any account
classified solely as that of a customer.



Signature

_____Assistant Vice President, CPO____

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Orange_

Subscribed and sworn to (or affirmed) before me on

this __27__ day of __February__, 20__24__, by
    Date   *Month*   *Year*

(1) __Trevor T. Smith__

(and (2) _____),
                  Name(s) of Signer(s)

MEGAN M. LINDLEY
Notary Public - California
Orange County
Commission # 2422616
My Comm. Expires Nov 18, 2026

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                  Signature of Notary Public

Place Notary Seal and/or Stamp Above

———— **OPTIONAL** ————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Exemption Report - oath or Affirmation__

Document Date: __12/31/23__   Number of Pages: __4__

Signer(s) Other Than Named Above: __None__

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA 92626
USA

Tel:+1 714 436 7100
Fax:+1 714 436 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Pacific Select Distributors, LLC
700 Newport Center Drive
Newport Beach, California 92660

We have reviewed management's statements, including the accompanying Exemption Report, in which (1) Pacific Select Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2023, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2024

Member of
Deloitte Touche Tohmatsu Limited

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2023

We, as members of management of Pacific Select Distributors, LLC (PSD) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of PSD's compliance with the requirements of 17 C.F.R. §240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of PSD.

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1).

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception.

The Company is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule), as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.



Trevor Smith, Assistant Vice President, CPO